# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QuantumScape Corp, CIK 0001811414
CUSIP: 74767V109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1730 TECHNOLOGY DRIVE, 1730 TECHNOLOGY DRIVE, SAN JOSE, California (CA), 95110
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001193125-20-311866
Filed by CIK 0001398826
Persons authorized to receive notices and communications: Jagdeep Singh, 1730 Technology Drive, San Jose, California (CA), 95110, (408) 452-2000

## Reporting persons
- Singh Jagdeep (CIK 0001398826): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,497,903; shared voting power 15,724,209; sole dispositive power 7,497,903; shared dispositive power 15,724,209; aggregate amount beneficially owned 23,222,112 (4.6% of the class)
  Comment: (7) and (9) include 4,230,070 shares of Class A common stock and 3,267,833 shares issuable upon option exercise by Jagdeep Singh. All options are exercisable until and expire on March 31, 2025.
  
  (8) and (10) include 10,181,041 shares of Class A common stock directly owned by Jagdeep Singh & Roshni Singh, trustees of the Singh Family Trust UDT dated October 3, 1996 ("UDT Trust") and 5,543,168 shares of Class A common stock held in trusts in which Mr. Singh's family members are beneficiaries (the "Trusts"). Mr. Singh shares voting and dispositive power over the UDT Trust and the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: QuantumScape Corp
Address of issuer's principal executive offices: 1730 TECHNOLOGY DRIVE, 1730 TECHNOLOGY DRIVE, SAN JOSE, California (CA), 95110
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed on behalf of the undersigned (the "Reporting Person") to amend the Schedule 13D filed with the SEC on December 7, 2020 (as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2024 and this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person. Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:
Jagdeep Singh
Residence or business address:
3031 Tisch Way, Suite 600
San Jose CA 95128
Present principal occupation or employment: CEO, stealth startup

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
On January 2, 2025, Mr. Singh and his affiliated trusts converted 11,424,366 shares of Class B common stock into 11,424,366 shares of Class A common stock (the "Conversion").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
(a) As previously disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on April 26, 2024, Jagdeep Singh and his affiliated trusts adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 3,249,520 shares of Class A common stock, subject to satisfaction of certain conditions, including, among others, trading price (the "Trading Plan"). The Trading Plan was intended to satisfy the affirmative defense in Rule 10b5-1(c). The Trading Plan was terminated on January 22, 2025.

The information set forth in Item 3 regarding the Conversion is hereby incorporated by reference into this Item 4.

(d) As previously disclosed in the Issuer's Current Reports on Form 8-K filed with the SEC on February 14, 2024 and October 23, 2024, respectively, Mr. Singh transitioned from his position as Chief Executive Officer of the Issuer on February 15, 2024 and retired from his position as Chairman of the board of directors of the Issuer on December 31, 2024, and consequently no longer has influence over the corporate activities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 23,222,112 shares of Class A common stock, on an as if exercised and issued basis, or 4.6% of the Issuer's outstanding shares of Class A common stock. The beneficial ownership percentages used in this Schedule are calculated based on 503,667,649 shares of Class A common stock outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 26, 2025, and 3,267,833 shares of Class A common stock issued or issuable upon exercise of options held by Mr. Singh on March 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Singh has sole voting and dispositive power with respect to 4,230,070 shares of Class A common stock and 3,267,833 shares of Class A common stock issuable upon exercise of options directly held by Mr. Singh. Mr. Singh shares voting and dispositive power with respect to 10,181,041 shares of Class A common stock beneficially owned by UDT Trust and 5,543,168 shares of Class A common stock held by the Trusts.
Transactions in the class effected during the past sixty days:
Except as set forth herein, the Reporting Person has not effected any transactions in the common stock during the past 60 days. The Reporting Person and Trusts sold the following shares of Class A common stock in open-market transactions: (i) On January 21, 2025, the Reporting Person effected the sale of 197,270 shares pursuant to the Trading Plan and an exercise and sale of vested stock options expiring on March 31, 2025. On the same date, the Trusts effected the sale of 57,690 shares pursuant to the Trading Plan. All of these shares sold on January 21, 2025 were sold in multiple transactions at prices ranging from $5.08 to $5.32, inclusive, with a weighted average price of $5.2027; (ii) From March 4 to March 7, 2025, the Reporting Person effected the sale of an aggregate 4,000,000 shares pursuant to exercises and sales of vested stock options expiring on March 31, 2025. The shares were sold in multiple transactions at prices ranging from $4.35 to $4.505, inclusive, with a weighted average price of $4.403. The Reporting Person undertakes to provide to the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote to this Schedule 13D.

The information set forth in Item 3 regarding the Conversion is hereby incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 5, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed in the Issuer's Current Report on Form 8-K dated July 11, 2024, in connection with the signing of the Joint Venture Termination and Release Agreement by and between Volkswagen Group of America, Inc., Volkswagen Group of America Investments, LLC, Quantumscape Corporation, Quantumscape Battery, Inc. and QSV Operations, LLC on July 5, 2024, the restrictions on the transfer of the Company's securities under the Senior Employee Lock-Up Agreement automatically terminated pursuant to its terms.

The information set forth in Item 4 regarding the Trading Plan is hereby incorporated by reference into this Item 6.

## Signatures
- Singh Jagdeep: /s/ Jagdeep Singh, Jagdeep Singh (03/07/2025)